

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2014

<u>Via E-mail</u>
Mr. John K. H. Linnartz
Managing Member
Mustang Capital Management, LLC
1506 McDuffie Street
Houston, Texas 77019

> **Re: Furmanite Corporation**
> **Soliciting Material on Schedule 14A filed by Mustang Capital**
> **Management, LLC et al.**
> **Filed April 20, 2014**
> **File No. 001-05083**

Dear Mr. Linnartz:

We have reviewed your filing and have the following comment.

<u>A Tangible Comprehensive Plan</u>

1. We note your statement that "Any risk of management departures will be mitigated by experienced industry executives, immediately available." Please provide support for this assertion, either in revised proxy materials or as supplemental information.

    You may contact me at (202) 551-3503 if you have any questions.

                                        Sincerely,

                                        /s/ David L. Orlic

                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Andrew M. Freedman, Esq.
        Olshan Frome Wolosky LLP